UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AVANTAIR, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

05350T119
(CUSIP Number of Warrants)

Steven Santo
President and Chief Executive Officer
4311 General Howard Drive
Clearwater, Florida 33762
(727) 539-0071

Copies To:

David Alan Miller
Brian L. Ross
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 19th Floor
New York, New York 10174
(212) 818-8800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

On June 23, 2008, Avantair, Inc. (“Company”) issued a press release clarifying that the tender offer for its 13,800,000 publicly traded warrants has not commenced and the Company and its agents will not accept tenders at this time. The full text of the press release is incorporated herein by reference and attached hereto as Exhibit 99.1.

This Schedule TO and the disclosure attached hereto are for information purposes only and are neither an offer to purchase nor a solicitation of an offer to sell the public warrants of the Company. The Company has not commenced the tender offer for its public warrants described in this communication. The offer made to holders of the public warrants will only be made pursuant to a final form of Offer Letter, Letter of Transmittal and other documents relating to the tender offer that the Company intends to file with the Securities and Exchange Commission (“SEC”). Once filed, holders of the Company’s public warrants should read the final Tender Offer Statement and the other documents relating to the tender offer carefully and in their entirety prior to making any decisions with respect to the offer because they will contain important information about the tender offer. Once filed, holders of the Company’s public warrants will be able to obtain the final Tender Offer Statement and the other documents relating to the tender offer free of charge at the SEC’s website at http://www.sec.gov, or from the information agent named in the tender offer materials.

Item 12. Exhibits

Exhibit No.	Description
99.1	Press Release of Avantair, Inc., dated June 23, 2008.